UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         ✓  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On October 11, 2011, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing a corporate restructuring to reduce operating expenses and focus on commercial opportunities.  The restructuring is expected to result in a 50% reduction in the Company’s monthly cash burn, thereby reducing annual operating expenses by approximately $4.2 million.

On October 11, 2011, the Company also issued a press release announcing that it had entered into an exclusive license with Avatao Biotech for distribution of its miRview tests in China.

A copy of the press releases are filed as Exhibits 99.1 and 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated October 11, 2011.
99.2	Press release dated October 11, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 11, 2011	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel